October 4, 2005


VIA FACSIMILE & OVERNIGHT COURIER
(202) 942-9544

Barbara C. Jacobs
Assistant Director
Daniel Lee
U.S. Securities and Exchange Commission 450 Fifth Street, N.W.
Washington, DC  20549-0406

      RE:   NetSol Technologies, Inc.
            Form SB-2
            File No. 333-116512

            Form 10-KSB for the period ended June 30, 2004
            Form 10-QSB for fiscal quarter ended September 30, 2004 Form 10-QSB for the fiscal quarter ended December 31, 2004 Form 10-QSB for the fiscal quarter ended March 31, 2005
            Form 10-KSB for the period ended June 30, 2005
            File No. 0-22773

Dear Ms. Jacobs,

Follows is our response to your comment letter dated September 20, 2005.

Post-effective Amendment No. 5 to Registration Statement on Form SB-2

General

1. Please update the financial statements included in your current registration statement pursuant to the requirements of Item 310(g)(2) of Regulation S-B. Also provide updated consents from each of your independent accountants.

      Our SB-2 has been amended to include current financial statements pursuant to 310(g)(2) of regulation S-B. We have also updated and filed the consents.

2. We note your response to comment no. 1 in our letter dated August 2, 2005. However, it is not clear from the information you have provided whether the amount each officer loaned to the Pakistani subsidiary exceeded the amounts reflected in the promissory notes that each officer issued to Netsol Technologies. Even if this were the case, the fact that amounts owed to officers resulting from loans to the Pakistani subsidiary exceeded amounts owed under the promissory notes issued by the officers does not negate the existence of such promissory notes and the resultant obligations. Furthermore, we also note that the promissory notes signed by the officers, e.g., Ex. 10.14 to your registration statement, state that "[p]ayments [of principal and interest owed under the note] may be made in deferred compensation or cash" and do not state that such payments may be made via a credit to amounts owed by your Pakistani subsidiary to officers. In light of this, explain how you are able to conclude that such promissory notes are "void." Also, explain why your executive officers, including your chief financial officer, would execute promissory notes evidencing such officers' debt obligations to you if in fact you, via your subsidiary, actually owed money to such officers. Also, given the above, it appears inappropriate to remove the disclosure that you have deleted from your certain relationships and related transactions section. Please reinsert such disclosure. To the extent additional disclosure is necessary to reflect the facts that such notes have been paid off as a result of the offset of loans made by officers to your subsidiary, please provide such additional disclosure, including a discussion of the circumstances resulting in the officers' obligations under the promissory notes being satisfied in full despite the fact that such notes do not appear to expressly permit an offset against amounts other than deferred compensation.

      We note your comments. You have asked us to explain how we are able to conclude that the promissory notes are "void". As we stated in our previous response, we have determined that immediately prior to their November 2003 option exercises, the Company owed the named executive officers a total $201,698. Immediately after the November 2003 exercise, $725 remained due to the officers. No funds were due by the officers to the company on the date of the November 28, 2003 promissory notes. Under California, and common law contract law, a contract is considered unenforceable and void if it was entered into based on a mistake by both parties. The mistake in this instance was the mistaken belief that funds were due by the officers to the Company. As no funds were due by the officers on the date of the promissory notes, the notes are void under common law contract principles.

      Our review determined that $24,512 was due by the officers as a group to the Company for the March 2004 exercises. The amount of $30,851.54 was due by Mr. Najeeb Ghauri and $7,249.30 was due by Mr. Naeem Ghauri. Mr. Salim Ghauri was owed $13,588.99 at the time of the exercise. The notes executed by the officers to memorialize funds due for the March 2004 exercise was not in the correct amount and, accordingly, as with the November 2003 notes, are void. There are no new notes evidencing this amount. The funds were paid in full to the Company via normal salary deferral by the end of May, in the case of Mr. Naeem Ghauri, and by the end of August, in the case of Mr. Najeeb Ghauri.

      You have asked us to explain why our officers would execute promissory notes evidencing officers' debt obligations if money was actually owed to them. In our previous response, we indicated that since the earlier filing, we conducted a thorough review of the funds due to the named officers. Prior to this review, the officers were under the mistaken belief that funds in the amounts indicated on the notes were due by them and therefore executed promissory notes.

      You have asked us to reinsert the previous disclosure concerning the notes. Further, you have asked us to disclose that the notes have been satisfied. As we believe the notes are void, disclosure that includes information that the notes have been satisfied is not factually accurate.

3. Please provide to us all documents supporting your assertion that officers made loans to your Pakistani subsidiary in 2002. Also, provide a specific breakdown of amounts loaned by each officer as opposed to the amount of $201,698 you have indicated in your response letter was loaned by all officers in the aggregate. Please also detail to us the circumstances surrounding your discovery of such loans and how such loans have been accounted for prior to such discovery. Please also reconcile for us your current response regarding outstanding deferred compensation with your response in your letter dated May 27, 2005 in which you state that there was "no concurrent offset by deferred salary and bonuses at the time of the exercise of the options." Further, please explain to us the basis for your cancellation of stock issued to officers in December 2004 upon their exercise of options.

      We have attached documents supporting our assertion that the officers made loans to the Pakistani subsidiary in 2002. The named officers are brothers. They commonly conduct business transactions as a group. The loans were made by the brothers collectively to the Company. That being said, the following constitutes a breakdown by officer of the funds due and the options exercised against those funds due for your information:

----------- ---------------------- ------------- ------------- -------------
Date        Description            Najeeb        Naeem         Salim
----------- ---------------------- ------------- ------------- -------------
6/30/00     Loan to Company        $       9,800 $          -- $   25,200.00
----------- ---------------------- ------------- ------------- -------------
4/2/02      Loan to Company            53,304.90     39,736.38      3,876.72
----------- ---------------------- ------------- ------------- -------------
5/3/02      Loan to Company                                         9,975.00
----------- ---------------------- ------------- ------------- -------------
6/30/03     Payment                    (1,223.78)      (658.96)
----------- ---------------------- ------------- ------------- -------------
11/30/02    Accrued wages to date                                  10,595.00
----------- ---------------------- ------------- ------------- -------------
11/30/03    Accrued interest to
            date                       23,279.18     11,893.77     22,603.52
----------- ---------------------- ------------- ------------- -------------
11/30/02    Payment                    (4,344.60)    (2,339.40)
----------- ---------------------- ------------- ------------- -------------
            Balance before exercise    80,815.71     48,631.79     72,250.24
----------- ---------------------- ------------- ------------- -------------
11/30/03    Exercise of Options       (80,417.25)   (48,334.75)   (72,221.25)
----------- ---------------------- ------------- ------------- -------------
            Balance after exercise        398.46        297.04         28.99
----------- ---------------------- ------------- ------------- -------------
3/31/04     Accrued wages 12/03 to
            3/31/04                    18,750.00     17,453.66     13,560.00
----------- ---------------------- ------------- ------------- -------------
3/31/04     Exercise of options       (50,000.00)   (25,000.00)
----------- ---------------------- ------------- ------------- -------------
            Balance after exercise    (30,851.54)    (7,249.30)
----------- ---------------------- ------------- ------------- -------------
4/30/04     Accrued wages               6,250.00      5,725.70      4,516.00
----------- ---------------------- ------------- ------------- -------------
5/31/04     Accrued wages               6,250.00      5,661.38        958.00
----------- ---------------------- ------------- ------------- -------------
6/30/04     Accrued wages               6,250.00      5,795.36        324.00
----------- ---------------------- ------------- ------------- -------------
            Balance at 6/30/04        (12,101.54)     9,933.14     19,386.99
----------- ---------------------- ------------- ------------- -------------
7/31/04     Accrued wages               6,250.00
----------- ---------------------- ------------- ------------- -------------
8/31/04     Accrued wages               6,250.00
----------- ---------------------- ------------- ------------- -------------
9/30/04     Accrued wages               6,250.00
----------- ---------------------- ------------- ------------- -------------
            Balance at 9/30/04          6,648.46      9,933.14     19,386.99
----------- ---------------------- ------------- ------------- -------------

      In response to the previous comment letters received on this point, and in connection with the Company's appointment of a new Chief Financial Officer, a thorough review was conducted to determine how facts arose that may have resulted in the named officers owing funds to the Company. This review resulted in the discovery of a loan by the named officers in 2002. As the loan was made to the Company's Pakistani subsidiary, it was not previously recorded in the parent Company's account and unfortunately resulted in the loan being overlooked. The loan was accounted for in previous financial statements of the subsidiary as part of the grouping for "Inter-company Payable" to the Parent and was inadvertently eliminated as part of the consolidation.

      At the time of the response letter dated May 27, 2005, we were under the mistaken belief that funds were due by the officers to the Company in connection with the option exercises. As set forth above, our investigation has resulted in the discovery of different facts and we apologize for our error. Insufficient consideration was received for the shares issued in December 2004, and therefore these shares were cancelled by the Company.

4. With respect to the loans made by your officers to your Pakistani subsidiary in 2002, please revise to disclose the material terms of the loans such as maturity date, interest rate and amortization schedule and any arrangements for payroll withholdings, and identify the officers who made such loans. Please file the contract or written arrangement governing these loans pursuant to Item 601(b)(10) of Regulation S-B or otherwise file a written description of such arrangement if not governed by a formal document. If there is no written agreement, tell us whether the loan obligations are enforceable by the respective officers and explain the basis for your conclusions in this respect. Pursuant to Item 404 of Regulation S-B, please detail the option exercises that offset the outstanding amounts due to your officers as a result of the loans and/or deferred compensation. In your disclosure, please detail the amounts of such loans, deferred compensation and option exercises per each officer.

      The certain relationships section of the SB-2 has been modified to disclose the amount of the loans to the Company and to detail the option exercises that offset the outstanding amounts due to the officers. This section has also been modified to disclose the fact that the named officers have deferred compensation. There is no written arrangement governing these loans. The method by which the officers have deferred compensation is by not taking their full salaries. The salaries due to the officers are accounted on our financial statements as due to officers. While there is no written agreement, the officers have evidence of the amounts loaned to the Company and the Company has acknowledged this loan by referring to such amounts in the subsidiary accounts. While there is no specific maturity date, the understanding of the officers is that the Company would repay the funds at such time as it was financially capable of doing so, or through other methods that did not require cash from the Company, such as option exercises. We believe that as both parties to the arrangement have acknowledged the existence of the loan, the officers could have enforced the loan obligations should it have been necessary. The Certain Relationships section has been modified as follows:

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

From 2000 to 2002, Najeeb, Naeem and Salim Ghauri loaned $141,893 to the Company's Pakistani subsidiary for business operations at the Pakistani subsidiary, including but not limited to payroll and other office related expenses. At the time of this loan, the Company was unable to borrow funds from any third party. The loan accrues interest at 18% per annum and was understood to be due at such time as the Company was able to repay it. The principal and accrued interest of $57,776 was paid in full by offsetting funds due from the lenders as a result of option exercises in the amount of $200,973 in November 2003.

Since 2002, Najeeb, Naeem and Salim Ghauri have deferred portions of their salaries, receiving lower cash pay-outs. These deferred amounts have been used by the officers to offset funds due for option exercises.

In January 2004, we entered into employment agreements with Najeeb Ghauri, Naeem Ghauri, and Salim Ghauri. These agreements were amended effective April 1 2005. Despite this amendment, which resulted in salary increases to all three named employees, the employees have elected to defer the portion of the salary due for option exercises. These agreements are discussed in the section entitled "Executive Compensation" beginning on page 59.

In March 2004, Najeeb and Naeem Ghauri exercised options to acquire shares of common stock of the Company. At the time of the exercise, they mistakenly believed that sufficient funds were due to them from the Company and compensation deferral to pay for these options. Upon the exercise, Mr. Najeeb Ghauri owed $30,851.54 and Mr. Naeem Ghauri owed $7,249.30 to the Company. The funds due were repaid through the normal salary deferral to the Company by the end of May in the case of Mr. Naeem Ghauri and the end of August 2004 in the case of Mr. Najeeb Ghauri

In December 2004, Najeeb, Naeem and Salim Ghauri exercised options to acquire shares of the Company's common stock. At the time of the exercise, they mistakenly believed that sufficient funds were due to them from compensation deferral to pay for these options. Upon discovering that sufficient liabilities were not available to offset the monies due for the exercise, these shares were immediately cancelled by the Company.

In July 2005, the Company's Board of Directors approved compensation for service on the Board. This compensation is discussed in the sections entitled "Executive Compensation" and "Compensation of Directors" beginning on pages 53 and 56 respectively.

In July 2005, the Board also approved compensation for service on the Audit, Compensation and Nominating and Corporate Governance Committees. This compensation is discussed in sections entitled "Compensation of Directors" beginning on page 56.

The Company's management believes that the terms of these transactions were no less favorable to us than would have been obtained from an unaffiliated third party in similar transactions. Certain of the transactions, such as the exercise of options by Company employees against salary and other funds due are unavailable to unaffiliated third parties. However, the Company believes that such transactions are favorable to the Company in that the Company, which has traditionally been in a cash poor position, has not been required to use cash resources to pay salaries, expense reimbursements or loans. All future transactions with affiliates will be on terms no less favorable than could be obtained from unaffiliated third parties, and will be approved by a majority of the disinterested directors. Nevertheless, the errors related to the March 2004 and December 2004 transactions may constitute violations of Section 13(k)(1) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act") by the Company and/or the named officers.

Risk Factors

Certain of Our Management Team Have Relationships....page 6

5. We note your response to comment no. 2 in our letter dated August 2, 2005. Consistent with comment nos. 2 and 3 above, we reissue our prior comment no. 2 with respect to providing disclosure describing the loans to your officers, including a description of the notes issued to you. In addition, please summarize in your risk factor the material terms of the loans that your officers have made to you as well as the basis for your conclusion that such transactions are fair in their terms. We also note your disclosure of loan transactions in 2003 and 2004. Please note our above comments with respect to such loan transactions in 2003 and 2004 and also reconcile for us such transactions with your response to comment no. 1 in our letter dated August 2, 2005 in which you only discuss loans made in 2002.

      We have modified the risk factor to discuss the terms of the loans by the officers to the Company in greater detail. We have corrected the risk factor to remove reference to loans in 2003 and 2004 and instead to reference the deferral of salary increases during that time period. We have modified the risk factor to refer to the option exercises in March 2004 and the resultant deficit in consideration paid from March 2004 to May 2004. The risk factor has been modified as follows:

CERTAIN OF OUR MANAGEMENT TEAM HAVE RELATIONSHIPS WHICH MAY POTENTIALLY RESULT IN CONFLICTS OF INTERESTS.

In fiscal year 2002, certain of our management team loaned approximately $141,893 to our Pakistani subsidiary company for operating costs. This loan accrued interest at the rate of 18% per annum and was to be repaid at such time as the Company could afford to repay the loan or through other methods that did not require a cash outlay by the Company, such as the exercise of options by the management team. Also, since 2002 our management team has, in the interest of improving the cash flow of the Company, elected to take only a portion of their salaries, deferring the remainder. In November 2003, the management team exercised options totaling $200,973 the consideration of which was offset against funds due to the Company as repayment of the loan and as due but deferred compensation. In March 2004, the management team exercised options totaling $75,000 of which all but $24,512 was paid for with due but deferred compensation. The remaining $24,511 was paid through the officers' normal salary deferral by the end of August 2004. In December 2004, the officers exercised options to acquire shares for which the officers mistakenly believed sufficient deferred compensation existed to pay for these exercises. When it was discovered that there was not sufficient deferred compensation, the shares were cancelled by the agreement of the Company and the officers. While these transactions were approved by the Board of Directors, which believes such transactions to be fair in their terms, and such transactions have not resulted in the management team choosing personal gain over Company gain, such transactions may have constituted a potential conflict of interest between our management members' personal interest and the interest of the Company in that management could be motivated to repay debts owed to the management team rather than using that money for the Company's growth. This, however, did not occur. See "Certain Relationships and Related Transactions" on page 39 for information about relationships between our officers and/or directors which could result in a Conflict of Interest.


Certain Relationships and Related Transactions, page 57

6. We note your revised disclosure regarding the amending of your employment agreements with Najeeb Ghauri, Naeem Ghauri and Salim Ghauri effective June 2005. It does not appear, however, that disclosure has been provided with respect to the effect of such amendments nor have such amendments been filed as exhibits to your registration statement pursuant to Item 601(b)(10)(ii) of Regulation S-B. Please revise your disclosure to discuss the effect of such amendments and file them as exhibits.

      In the Certain Relationships section of the SB-2 we have included the disclosure that despite the amendment of the employment agreements, effective April 1, 2005, the named individuals continue to receive their old salary and have deferred the salary increase. The amendment themselves are discussed in the Employment Agreements of the Executive Compensation section. The amendments have been filed as an exhibit to the Company's 10K-SB and the reference to this filing has been added to the Exhibits section of the SB-2.

7. We note your response to comment no. 3 in our letter dated August 2, 2005. Please disclose the basis for your statement that the terms of the management loan transactions are no less favorable to you than a transaction with an unaffiliated third party.

      The basis for our statement that the terms of the management loan transactions are no less favorable to us than a transaction with an unaffiliated third party are: a) at the time of the loans, the Company had just emerged from a receivership appointed in connection with a suit brought by a shareholder, a receivership which was later removed; and, b) because of the situations in (a), there were no third parties willing to loan funds at almost any interest rate to the Company and certainly not for an open-ended term. We believe that the terms of the loans made were more favorable to the Company than would have been any third party loan, if available.

Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition, page F-14

8. In your response to comment no. 6 in our letter dated August 2, 2005, you indicate that in order to meet the delivery criteria, the software will be delivered usually within 30 days of the signing of the contract. Reconcile your response with your statement in the notes to consolidated financial statements that revenue is recognized when delivery of the software has occurred. Tell us how you consider delivery to have occurred, and revenue recognition to be appropriate, on sales in which the agreement is signed and the other revenue recognition criteria have been met, but delivery does not occur until sometime within the next 30 days.

      Revenue from licenses is only recognized when the software is delivered. As previously stated, separate agreements are signed for any installation, training or other services. Revenues from these services are recognized when earned.

9. You indicate in your disclosure of your policy for "Revenues in excess of billings" on page F-12 that you recognize the total of the project as revenue which is then billed over the life of the contract. Please reconcile this disclosure with your disclosure of your revenue recognition policy on pate F-14. For license revenue that involves major customization, explain to us why you disclose that the total project amount is recognized upfront but have also disclosed in your revenue recognition policy that revenue is recognized on a percentage of completion basis. For license revenue without major customization, you indicate in your response to comment no. 6 in our letter dated August 2, 2005 that collectibility is considered probable at the signing of the contract because based on history, contracts are collected within 90 days of signing. Further explain how you consider the timing of billings in your determination that collectibility is probable.

      Our disclosure for "Revenues in excess of billings" has been modified as follows:

      "Revenues in excess of billings" represent revenues recognized under the percentage-of-completion method prior to billing the customer. "Billings in excess of revenues" represent amounts billed to the customer pursuant to the contract term that occur prior to the Company's recognition of revenues.

In determining that collectibility is probable, we consider such factors as the credit rating of the customer, the size of the customer, and our collection history. Many of our customers are large, Fortune 500 companies. In addition, as previously stated, over 85% of our accounts receivable are 90 days or less.

Other Comprehensive Income & Foreign Currency Translation, page F-15

10. We note that you have increased net translation loss in this post-effective amendment no. 5 to your registration statement. Please explain to us, in reasonable detail, the nature of this adjustment. Tell us what consideration you gave to including an explanation of this adjustment in your discussion of the restatements in Note 16 on page F-36. Also address what consideration you gave to providing similar disclosure in your financial statements for the subsequent interim periods.

      As noted above in comment 3, in our prior filings the amount due to officers was erroneous included in the inter-company payable - parent in the Pakistani subsidiary and thus eliminated in the consolidation. As our subsidiaries record inter-company payables/receivables based on their local currency a difference in amounts exists when they are converted into USD, based on the exchange rate at the balance sheet date for that currency. The offsetting adjustment to eliminate the net difference is to "foreign currency translation adjustment." Due to the elimination of the payable to officers, the currency translation adjustment was understated by the amount of the payable.

      The note payable not being recorded properly, of which this is related, was discussed in Note 16 - Restatement; however, the amount was inadvertently left off the table. This has been corrected.

      The comprehensive loss was included in the table for the interim periods 9/30/04 Form 10-QSB and 12/31/04 Form 10-QSB therefore, no correction is necessary for these periods; however, it was inadvertently left off the 3/31/05 Form 10-QSB table. This has been corrected.

Note 11 - Convertible Debenture, page F-31

11. We note from your comment no.8 in our letter dated August 2, 2005 that you recomputed the beneficial conversion feature expense associated with the May 5, 2004 revised conversion terms. Explain why you believe it is appropriate to measure the beneficial conversion feature based on the 20-day average market price. Tell us how this accurately reflects the commitment date fair value. Cite the authoritative literature relied upon.

      The Company has determined that the average price of 10 days before and 10 days after a transaction (to determine the valuation of shares) evens out any volatile price movement of the shares and produces the best indicative market valuation of the shares, especially considering the past low-volume of trading. The Company has been using this method for the past several years on a consistent basis as suggested by AIN APB15#55.

      AIN-APB15, #55 states: "The price which will be representative of the market price may have to be computed from the information available. An average of the bid and asked quotations might produce a representative price. In some cases, an average of quotations from several dealers could be used. Generally the method selected would be used CONSISTENTLY in the absence of actual market prices."

CQ Systems Limited Financial Statements

Independent Auditor's Report, page 2

12 In your response to comment no. 9 in our letter dated August 2, 2005, you indicate that the audit report was corrected. As previously requested, also revise the report included in your Form 8-K/A filed on June 9, 2005 to indicate that the audits were conducted in accordance with generally accepted auditing standards in the United States.

      An 8-K/A with the corrected audit report was filed on October 3, 2005.

Exhibits

13. You indicate in your response to comment no. 10 in our letter dated August 2, 2005 that you included consents corresponding to the dates of their reports in your post-effective amendment no. 5 to your registration statement. The consent from Kabani & Company dated August 15, 2005 continues to reference a report dated June 30, 2004, while the report from Kabani & Company included in the filing is dated August 2, 2004, except for Notes 8, 11, and 16 which are as of August 11, 2005. We further note that the report from Kabani & Company is also for the fiscal year ended June 30, 2003, which is not referenced in their consent. Revise your Form SB-2 accordingly.

      The SB-2 has been updated to include June 2005 financial information. The consents filed are for relevant periods.

Draft Form 10-QSB/A for the quarter ended March 31, 2005

Item 3. Controls and Procedures

14. We note the following restatements, in addition to the restatement for goodwill, involving: (1) the misclassification of the expense due to the issuance of warrants in connection with the PIPE financing; (2) the miscalculation of the beneficial conversion feature of the convertible debenture; (3) the misclassification of the loans to officers; and (4) the error in accounting for the contingent consideration in the CQ Systems acquisition. Tell us what consideration your officers gave to the circumstances leading to these additional restatements in their assessment of disclosure controls and procedures as of June 30, 2004 and 2005 and each of the quarterly periods ended September 30, 2004, December 31, 2004, and March 31, 2005. Also, describe the remedial actions you have taken or plan to take to address each of the circumstances leading to these additional restatements.

      The determination that a restatement was necessary as outlined in your comment was not made until the period ended March 31, 2005. Accordingly, our officers would not have given any consideration to the need for restatement until after the conclusion of these quarters. Reference to any changes to the controls and procedures were disclosed in the March 31, 2005 quarterly report. As previously stated, the Company has initiated meetings with its auditors to examine the treatment of items in the financial statements. We believe this initiative, together with the appointment of the Company's new Chief Financial Officer, who is also a CPA, will (and already has) led to a more active examination of the accounting treatments of certain items in the financial statements. No additional "remedial" actions have been taken or are planned.

Form 10-KSB for the fiscal year ended June 30, 2005

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

15. We note that you have included the audit report for TIG-Netsol (Private) Limited. Explain to us why this report is included in the filing. Tell us whether your principal auditors also relied on this report. If so, your principal auditor's report should be revised to also reference the audit report of TIG-Netsol (Private) Limited.

      The principal auditor's report has been revised accordingly to include reference of the audit report of TiG-NetSol (PVT) Limited.


Notes to Consolidated Financial Statements

Note 14 - Gain on Settlement of Debt, page F-27

16. We note that during the year ended June 30, 2005, you wrote-off old invoices in the amount of $120, 951 because of the lapse of time in excess of the statute of limitations - the vendors had not contacted you in over four years and the services were in dispute at the time rendered. Provide us with your analysis as to how these facts and circumstances were considered a legal release of the obligation. Refer to paragraph 16 of SFAS 140.

      The services which were rendered in connection with these invoices were for services conducted in California to our Company's corporate headquarters. The statute of limitations in California is four years for a written contract and two years for a contract not evidenced by a written agreement. It has been more than four years since the services were invoiced and due, and we believe an action to collect the amounts claimed due would be barred by the applicable statute of limitations and, accordingly, is uncollectible.


                               *      *      *      *

Thank you for your attention to this matter. Please contact the undersigned
(818) 222-9195 ext. 110, or Ms. Malea Farsai at (818) 222-9195 ext. 105 if you
require any clarification or have any questions.

Very truly yours,


Patti L. W. McGlasson
Corporate Counsel
NetSol Technologies, Inc.

                                NETSOL PK LIMITED
                                 BANK STATEMENTS

                           NETSOL TECHNOLOGIES LIMITED
           DETAIL OF PAYABLE TO DIRECTORS OF NETSOL TECHNOLOGIES INC.

--------------------------------------------------------------------------------------------------
                   PARTICULARS                          PAK RS.          US $      NOTE # IN F/S
--------------------------------------------------------------------------------------------------
Receipts during the year                                   5,800,000

Payments for Board expense reimbursement                    (112,671)

                                                   -----------------------------
Balance as at June 30, 2003                                5,687,329     98,193     Note # 12

Payments for Board expense reimbursement                    (400,000)
                                                   -----------------------------
Balance as at June 30, 2004                                5,287,329     90,614     Note # 14
                                                   =============================
--------------------------------------------------------------------------------------------------

NOTES TO THE ACCOUNTS

--------------------------------------------------------------------------------
                                                                       JUN-2004      JUN-2003     JUN-2004
                                                                        RUPEES        Rupees         US$
                                                                    -----------------------------------------

6.       INTENGIBLE ASSETS
         Csot of Capitalised Software                                   39,123,109    39,193,589     670,490
         Less: Amortization of completed Software                       (2,497,957)            0     (42,810)
                                                                    -----------------------------------------
                                                                        36,625,152    39,193,589     627,680
                                                                    =========================================

7.       CAPITAL WORK IN PROGRESS

         Opening Balance as at 1st July 2003                            35,599,895    34,832,212     610,110
         Add: Addition during the year                                 124,049,528       767,683   2,125,956
                                                                    -----------------------------------------
                                                                       159,649,423    35,599,895   2,736,066
         Less: Transferred to Building                                 (63,988,887)            0  (1,096,639)
                                                                    -----------------------------------------
                                                                        95,660,536    35,599,895   1,639,427
                                                                    =========================================

8.       LONG TERM INTER COMPANY RECIEVABLES

         NetSol (Private) Limited                                       40,538,808    39,193,589     694,752
                                                                    =========================================
         Less: Provision for doubtful receivable                                 0             0           0


9.       CASH AND BANK BALANCES

         In hand                                                           509,258       317,575       8,728
         At banks                                                       23,876,581     1,774,134     409,196
                                                                    -----------------------------------------
                                                                        24,385,839     2,091,709     417,924
                                                                    =========================================

10.      ACCOUNTS RECEIVABLES

         Unsecured receivable                                           81,393,242    58,961,420   1,394,914
         Less Excess of Revenue Over Billing                           (46,563,300)  (32,738,122)   (798,000)
         Less provision for bad debts                                            0    (2,622,330)          0
                                                                    -----------------------------------------
                                                                        34,829,942    23,600,968     596,914
                                                                    =========================================

11.      INTER COMPANY RECEIVABLES

         Netsol Connect (Pvt.) Ltd.                                      3,050,877     1,581,972      52,286
                                                                    =========================================

12.      ADVANCES, DEPOSITS, PREPAYMENTS
           AND OTHER RECEIVABLES

         Loan to employees                                                 108,835        36,125       1,865
         Advances - considered goods
          - to employees                                                   189,421        14,283       3,246
          - against expenses                                             2,597,807     2,239,911      44,521
         Security deposit                                                  496,850       937,400       8,515
         Prepayments                                                     1,536,741       134,519      26,337
         Advance income tax                                              1,560,380     1,055,630      26,742
         Other receivable                                                1,969,740     3,077,440      33,757
                                                                    -----------------------------------------
                                                                         8,459,774     7,495,308     144,983
                                                                    =========================================

13.      ISSUED, SUBSCRIBED & PAID-UP CAPITAL

         The Parent Company Netsol Technologies Inc. USA holds 99.60 % shares, while the remaining shares are held by the Directors of the Company.


14.      INTERCOMPANY PAYABLE

         NetSol Technologies Inc.                                      168,794,004    65,163,591   2,892,785
         NetSol eR                                                               0    32,562,856           0
         Directors                                                       5,287,329     5,687,329      90,614
                                                                    -----------------------------------------
                                                                       174,081,333   103,413,776   2,983,399
                                                                    =========================================